Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 333-258431

Date: November 16, 2021

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

On November 15, 2021, Planet issued the following press release, announcing that Niccolo de Masi, the Chief Executive Officer and Director of dMY IV, will be joining Planet’s Board of Directors following the consummation of the proposed business combination between dMY IV and Planet.

PRESS RELEASE

Planet Announces Public Board with the Addition of Niccolo de Masi

November 15, 2021 09:40 AM Eastern Standard Time

SAN FRANCISCO—(BUSINESS WIRE)—Planet, a leading provider of daily data and insights about Earth, today announced that Niccolo de Masi, Director of dMY Technology Group, Inc. IV, will be joining Planet’s Board of Directors once it becomes a public company. Earlier this year, Planet entered into a definitive merger agreement with dMY Technology Group, Inc. IV (NYSE:DMYQ), a special purpose acquisition company (SPAC), to become a publicly-traded company. The addition of Mr. de Masi provides another accomplished expert to Planet’s board to help it grow after going public under the ticker PL on the New York Stock Exchange, and rounds out Planet’s planned board for its transition to a public company.

Mr. de Masi will be joining recent additions Ita Brennan (CFO, Arista Networks) and Vijaya Gadde (Chief Legal Officer, Twitter). These three executives join Planet’s four continuing board members Carl Bass (former CEO, Autodesk), Heidi Roizen (Partner, Threshold Ventures); and Planet’s founders Will Marshall and Robbie Schingler, in providing extensive expertise across technology, operations, and public markets at this important time in Planet’s history.

In his career, Niccolo de Masi has completed over 25 mergers and acquisitions and served on the boards of nine public companies. He currently serves on the boards of three companies that also went public with SPACs in the dMY Technology Group, including Rush Street Interactive, Genius Sports Group, and the public quantum computing company IonQ . His wealth of experience in taking companies public will be a vital asset to Planet in its next critical stages. With deep knowledge of Planet’s product potential, Mr. de Masi will provide invaluable insight as the company becomes a leading data-as-a-service provider for earth observation data.

“Niccolo has an exceptional talent for taking companies public and we have learned a great deal working closely with him over the past year. Niccolo immediately saw Planet for its full value as a data subscription business with a large market and huge implications in sustainability. With Ita, Vijaya, and now Niccolo joining Carl, Heidi, Robbie, and me, our board will have the capabilities and experience needed for a public company,” said Planet CEO and co-founder Will Marshall.

Mr. de Masi brings a vast array of skills and knowledge to the Planet Board with a proven track record in deep tech and mobile products. Further, he has extensive expertise in creating software-hardware ecosystems, which will be extremely valuable as Planet dramatically scales its user-friendly Earth data platform and advances its satellite technology in the coming years. With the finalization of their SPAC process, Planet will garner the resources necessary to further accelerate their operational growth and provide vital datasets for the global economic transformation.

“I believe in Planet’s ability to not just change the space industry, but change how all of our economies account for resources, goods, and services across the globe. By going public, Planet is going to have the ability to reach its full potential, providing critical earth insights, automated change detection, and unparalleled amounts of Big Earth data to the world. I am thrilled to be a part of this team,” said Niccolo de Masi.

Mr. de Masi received his B.A. and M.Sci degrees in physics from Cambridge University and has held prominent leadership roles at a number of mobile companies including Glu Mobile, Inc. (Nasdaq: GLUU) (“Glu”) and Essential Products, Inc. He served more than 10 years with Glu, a leading developer and publisher of video games for mobile phones. As the previous CEO and current Chairman of the Board of Glu, he has been instrumental in developing the company’s freemium gaming model and initiating some of the world’s first mobile virtual and augmented reality experiences. Prior to Glu, he served as the President and CEO of Hands-On Mobile, CEO of Monstermob Group PLC (formerly LSE: MOB), and held Board memberships on Xura, Inc. (formerly Nasdaq: MESG) and Resideo Technologies, Inc. (NYSE: REZI).

About Planet

Planet is the leading provider of global, daily satellite imagery and geospatial solutions. Planet is driven by a mission to image the world every day, and make change visible, accessible and actionable. Founded in 2010 by three NASA scientists, Planet designs, builds, and operates the largest earth observation fleet of imaging satellites, capturing and compiling data from over 3 million images per day. Planet provides mission-critical data, advanced insights, and software solutions to over 700 customers, including the world’s leading agriculture, forestry, intelligence, education and finance companies and government agencies, enabling users to simply and effectively derive unique value from satellite imagery. To learn more visit www.planet.com and follow us on Twitter at @planet.

Important Information and Where to Find It

This press release may be deemed solicitation material in respect of the proposed Business Combination between dMY IV and Planet. The Business Combination will be submitted to the stockholders of dMY IV and Planet for their approval. In connection with the vote of dMY IV’s stockholders, dMY IV has filed a Registration Statement with SEC, which includes a proxy statement/prospectus and certain other related Documents. dMY IV has also commenced mailing the definitive proxy statement/prospectus and a proxy card to each stockholder of record as of October 19, 2021 entitled to vote at the special meeting relating to the Business Combination. dMY IV also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY IV’s stockholders and other interested parties are urged to read, the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY IV’s solicitation of proxies for the special meeting, as these materials will contain important information about Planet and dMY IV and the proposed Business Combination and other related matters. Stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV is included in the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement of dMY IV, for the Business Combination and is available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing of the Special Meeting, and the consummation of the Business Combination, the services offered by Planet and the markets in which it operates. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or satisfy other conditions to closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV and Planet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV and Planet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Planet

M&A

Press

Megan Zaroda

Comms@planet.com

IR

Chris Genualdi

ir@planet.com